Additional Shareholder Information (Unaudited)

Result of Annual Meeting to Shareholders

The Annual Meeting of Shareholders of High Income Opportunity Fund Inc. was held on February 24, 2003, for the purpose of considering and voting upon the election of three directors, each for a three year term. The following table provides information concerning the matters voted upon at the Meeting:


1.  Election of Directors*

Nominees		Votes for      Votes Withheld
R. Jay Gerken		65,054,420     1,120,504
Roderick C. Rasmussen	64,977,844     1,197,080
John P. Toolan		64,998,882     1,176,042

* The following Directors, representing the balance of the Board of Directors, continue to serve as Directors: Lee Abraham, Allan J. Bloostein, Jane F. Dasher, Donald R. Foley, Richard E.
Hanson, Jr. and Paul Hardin.